SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1

                           Coventry Health Care, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    222862104
                                 (CUSIP Number)

                               Karen E. Shaff,Esq.
                        Principal Financial Group, Inc.
                                 711 High Street
                             Des Moines, Iowa 50392
                                  (515)247-6139
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 with a copy to:

                              John W. Blouch, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                                   Suite 410E
                              Washington, DC 20007
                                  (202)223-3500

                                February 1, 2002
             (Date of Event Which Requires Filing of This
Statement)

     If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Group, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [x]

     (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)
                                 [_]
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   33,714 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             33,714 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               33,714  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
       [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.06%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Services, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [x]

     (b) [_]
     3    SEC USE ONLY
     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)              [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   33,714 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             33,714 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               33,714  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
       [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.06%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Life Insurance Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [x]

     (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   33,714 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             33,714 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               33,714  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                               [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.06%

    14    TYPE OF REPORTING PERSON

               IC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [x]

     (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   0
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               0

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

    14    TYPE OF REPORTING PERSON

               HC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Health Care, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [x]

     (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   0
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             0


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               0

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                    [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

    14    TYPE OF REPORTING PERSON

               CO


         This Amendment No. 3 amends the Schedule 13D filed on April 13, 1998 on behalf of Principal Life Insurance Company (formerly, Principal Mutual Life Insurance Company), Principal Holding Company and Principal Health Care, Inc., relating to the common stock, par value $0.01 per share, of Coventry Health Care, Inc., a Delaware corporation ("CHC"),as amended on October 17, 2000 and January 4, 2002 by Principal Mutual Holding Company and its successor, Principal Financial Group, Inc., and certain of their subsidiaries (as amended, the "Schedule 13D"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 4 is amended by adding the following:

Item 4.  Purpose of Transaction.

         (a) On February 1, pursuant to the proposed transaction described above, PHC sold the 15,103,487 shares of the outstanding CHC Common Stock which it held. 8,050,000 of the those shares were sold pursuant to a firm-commitment underwritten public offering at $19.50 per share. The remaining 7,053,487 shares were purchased by CHC for $20.00 per share. Furthermore,CHC purchased for $35 million a warrant owned by PHC to purchase 3,075,182 shares.

         Item 5 is amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As of the date hereof, PFG, PFS, PLIC, PH and PHC are not the beneficial owners of any shares of CHC Common Stock, except that PFG, PFS and PLIC, by virtue of their ownership and control of Invista Capital Management, LLC ("Invista"), an indirect wholly-owned subsidiary of PLIC, may be deemed to share the power to vote or dispose of, or direct the voting or disposition of, 33,714 shares of CHC Common Stock, and therefore may be deemed to be beneficial owners of the shares of CHC Common Stock beneficially owned by Invista within the meaning of Rule 13d-3(a) under the Act.

         (c) See Item 4.

         (d) As an investment adviser, Invista invested funds of investment accounts for which Invista acts as investment adviser in CHC Common Stock. Consequently, the persons who have interests in such investment accounts are the beneficiaries of the right to receive dividends from,or the proceeds from the sale of, the 33,714 shares of CHC Common Stock for which Invista may be deemed the beneficial owner.

         (e) Not applicable.


                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2002



                      PRINCIPAL FINANCIAL GROUP, INC.
                      By:/s/ Joyce N. Hoffman
                      ------------------------

                      Joyce N. Hoffman
                      Senior Vice President & Corporate Secretary


                      PRINCIPAL FINANCIAL SERVICES, INC.
                      By:/s/ Joyce N. Hoffman
                      ------------------------
                      Joyce N. Hoffman
                      Senior Vice President & Corporate Secretary


                      PRINCIPAL LIFE INSURANCE COMPANY
                      By:/s/ Joyce N. Hoffman
                      ------------------------
                      Joyce N. Hoffman
                      Senior Vice President & Corporate Secretary


                      PRINCIPAL HOLDING COMPANY
                      By:/s/ Joyce N. Hoffman
                      ------------------------
                      Joyce N. Hoffman
                      Vice President & Corporate Secretary


                      PRINCIPAL HEALTH CARE, INC.
                      By:/s/ Joyce N. Hoffman
                      ------------------------
                      Joyce N. Hoffman
                      Senior Vice President & Corporate Secretary